Delisting Determination,The Nasdaq Stock Market, LLC,
July 1, 2010, GeoPharma, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of GeoPharma, Inc.
(the Company), effective at the opening of the trading session on July 12, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1). The Company sought a review of this determination by the Hearing Panel. Based on its review of information provided by the Company, the Panel,on May 13, 2010, denied the Company continued listing, and notified the Company that trading in the Companys securities would be suspended on May 17, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 28, 2010.